SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$322,235,728	$9,893

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $16.00 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,893	Filing Party: Diamond Resorts, LLC DR Resort Holdings, LLC DRS Acquisition Corp.

Form or Registration Number: Schedule TO	Date Filed: March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment No. 4”) to the Tender Offer Statement on Schedule TO (as amended by this Amendment No. 4 and as previously amended, the “Schedule TO”) filed by (i) DRS Acquisition Corporation, a Maryland corporation (the “Offeror”) that has been merged with and into Sunterra Corporation, a Maryland corporation (the “Company”), (ii) DR Resort Holdings, LLC, a Nevada limited liability company now known as Diamond Resorts Holdings, LLC (the “Parent”), and (iii) Diamond Resorts, LLC, a Nevada limited liability company (the “Affiliate”) is the final amendment to the Schedule TO. The Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a purchase price of $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2007 and in the related Letter of Transmittal.

The Schedule TO is amended and supplemented by this Amendment No. 4 by adding the information contained herein. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 are hereby amended and supplemented by adding the following:

On April 30, 2007, the guaranteed delivery period for the Offer expired. In the Offer, after giving effect to the settlement of Shares tendered by Notice of Guaranteed Delivery, 17,857,160 Shares were validly tendered, delivered and purchased, representing approximately 88.7% of the outstanding Shares at the time of the expiration of the Offer on April 25, 2007 (the “Expiration”) and prior to giving effect to the 4,300,000 newly issued shares purchased by the Offeror from the Company (the “Top-Up Shares”) immediately following the Expiration. All of the Shares tendered and delivered on or prior to the expiration of the Offer (the “Previously Delivered Shares”) have been accepted and purchased. In addition, all of the Shares tendered pursuant to the guaranteed delivery process and delivered on or prior to the expiration of the guaranteed delivery period have been accepted and purchased. Immediately following the purchase of the Previously Delivered Shares and the Top-Up Shares, which purchase resulted in the Offeror owning over 90% of the then outstanding Shares, the Offeror merged with and into the Company (the “Merger”), with each outstanding Share not validly tendered and delivered in the Offer (other than Shares held by the Company, the Parent, the Offeror or any of their respective subsidiaries) converted into the right to receive $16.00 per Share, net to the holders in cash without interest thereon, less any required withholding taxes. In connection with the Merger, all of the Shares purchased in the Offer and all of the Top-Up Shares have been cancelled.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DRS ACQUISITION CORPORATION

DR RESORT HOLDINGS, LLC

DIAMOND RESORTS, LLC

By:	/s/ RICHARD CLOOBECK
Name:	Richard Cloobeck
Title:	Vice President

Dated: May 1, 2007